SHARE REPURCHASE AGREEMENT

THIS SHARE REPURCHASE AGREEMENT (this "**Agreement**") is entered on June 16, 2025 by and between MakeMyTrip Limited, a public company incorporated with limited liability under the laws of Mauritius (the "**Company**"), and Trip.com Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the "**Shareholder**").

WHEREAS, the Shareholder presently owns, beneficially and legally of record, (i) 10,773,694 ordinary shares, par value US$0.0005 per share, of the Company ("**Ordinary Shares**"), representing 15.03% of the Company's issued and outstanding Ordinary Shares, and (ii) 39,667,911 Class B convertible ordinary shares, par value US$0.0005 per share, of the Company ("**Class B Shares**"), representing 100.0% of the Company's issued and outstanding Class B Shares. The Ordinary Shares and Class B Shares owned by the Shareholder collectively represent 45.30% of the total voting power in the issued and outstanding shares of the Company as of the date hereof.

WHEREAS, the Shareholder desires to sell, and the Company desires to repurchase, the Sale Shares (as defined herein) on the terms and subject to the conditions set forth in this Agreement (the "**Repurchase**") and it is the parties' intention that the Repurchase would cause the Threshold Ownership (as defined below) to be reduced to 19.99%.

WHEREAS, the Shareholder acknowledges that the Threshold Ownership immediately after the Initial Closing and the Additional Closing may remain above 19.99%.

WHEREAS, for purpose of funding the Repurchase, the Company plans to undertake an offering of convertible senior notes pursuant to Rule 144A under the U.S. Securities Act of 1933 (the "**Convertible Senior Notes Offering**") and an underwritten public offering of Ordinary Shares (the "**Primary Share Offering**"), with the closing of the Convertible Senior Notes Offering and the closing of the Primary Share Offering contingent on and concurrent with each other.

WHEREAS, the Convertible Senior Notes Offering includes an initial offering of convertible senior notes and a greenshoe option given to the initial purchasers to purchase additional convertible senior notes from the Company, and the Primary Share Offering include an initial offering of Ordinary Shares and a greenshoe option given to the underwriters to purchase additional Ordinary Shares from the Company.

NOW, THEREFORE, in consideration of promises, covenants and agreements herein contained, the parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   Definitions.

As used in this Agreement, the following terms have the following meanings:

"**Additional Net Proceeds**" means the Net Proceeds less the Initial Net Proceeds.

"**Additional Repurchase Amount**" means the Additional Net Proceeds (if any) plus the Company Cash Amount, subject to Section 2.1(c).

"**Additional Sale Shares**" means such number of Class B Shares as being equal to (x) the Additional Repurchase Amount divided by (y) the Repurchase Price, rounded to the nearest whole number, subject to Section 2.1(c).

"**Big Four Accounting Firm**" means any one of the following accounting firms or any of their respective Indian affiliates: (a) Deloitte Touche Tohmatsu India Private Limited, (b) Ernst & Young LLP, (c) KPMG India Private Limited, and (d) Price Waterhouse & Co LLP.

"**Business Day**" means any day that is not a Saturday, a Sunday or another day on which banking institutions in the Cayman Islands, the State of New York, Mauritius, New Delhi, Shanghai, Hong Kong or Singapore are required by applicable Law to be closed.

"**Capital Gains Certificate**" means, in respect of the sale of the Sale Shares, a statement of computation prepared by a Big Four Accounting Firm and as mutually agreed by the Company and the Shareholder, issued on a reliance basis to the Company (along with relevant supporting documentation), setting out the capital gains earned by the Shareholder on the Repurchase of Sale Shares and Taxes (in rupees) payable and required to be withheld by the Company under IT Act and as determined in accordance with Rules 11UA, 11UB and 11UC of the (Indian) Income-tax Rules, 1962, procured by the Shareholder.

"**Closing**" means the Initial Closing and the Additional Closing, as the case may be.

"**Company Cash Amount**" means a cash amount held by the Company equal to the lower of (x) US$200,000,000 and (y) an amount that together with the Additional Net Proceeds (if any) and the Initial Net Proceeds will result in the Threshold Ownership being 19.99% upon the Initial Closing and the Additional Closing.

"**Escrow Account**" means the "Escrow Account" as defined in the Escrow Agreement.

"**Escrow Agent**" means The Bank of New York Mellon.

"**Escrow Agreement**" means the Escrow Agreement, dated on or prior to the closing of the Primary Share Offering, by and between the Company, the Shareholder and the Escrow Agent, as may be amended. The parties are in the process of discussing and finalizing a draft of the Escrow Agreement in good faith and the Escrow Agreement will state that any disbursement of funds by the Escrow Agent to any person or entity shall require joint instructions by the Company and the Shareholder.

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

"**Governmental Entity**" means any federal, state, provincial or local, municipal, domestic or foreign, government or court of competent jurisdiction, state owned enterprise, sub-division or political sub-division, department, ministry, board, administrative agency or commission or other governmental or regulatory authority, instrumentality or agency, quasi-governmental body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions or any stock exchange or self-regulatory organization.

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"**Indian Investee**" means any Indian entities through which the Company derives, directly or indirectly, its value substantially from assets located in India, as referred to in Explanation 5 to Section 9(1)(i) of the IT Act.

"**Initial Net Proceeds**" means (x) the aggregate gross proceeds from the Convertible Senior Notes Offering and the Primary Share Offering minus (y) the underwriting discounts and commissions, in each case disregarding any exercise of greenshoe options and purchase of additional convertible senior notes.

"**Initial Sale Shares**" means such number of Class B Shares as being equal to (x) the Initial Net Proceeds divided by (y) the Repurchase Price, rounded to the nearest whole number.

"**IT Act**" means the (Indian) Income Tax Act, 1961, together with any statutory modifications or re-enactment thereof and with all applicable by-laws, rules, regulations, orders, circulars, notifications, ordinances and the like issued thereunder.

"**Law**" means any constitutional provision, statute or other law (including IT Act), rule, regulation, official policy or interpretation of any Governmental Entity and any injunction, judgment, order, ruling, assessment or writ issued by any Governmental Entity, and applicable stock exchange rules.

"**Losses**" or "**Loss**" means any and all losses, liabilities, demands, claims, actions, proceedings, damages, payments, fines, penalties, costs (including reasonable legal costs and documented attorney's fees including for losses relating to taxes) and expenses, but shall not include remote, exemplary, indirect, special or consequential losses, whether in contract, in tort, strict liability or equity.

"**Net Proceeds**" means (x) the aggregate gross proceeds from the Convertible Senior Notes Offering and the Primary Share Offering, including gross proceeds from any exercise of greenshoe options and purchase of additional convertible senior notes, minus (y) underwriting discounts and commissions.

"**Offering Closing Date**" means the date on which the Primary Share Offering and the Convertible Senior Notes Offering are consummated (disregarding the greenshoe options).

"**Preliminary Holdback Amount**" means (i) in the case of the Initial Closing, 22% of the aggregate Repurchase Price for the Initial Closing, or (ii) in the case of the Additional Closing, 22% of the aggregate Repurchase Price for the Additional Closing.

"**Primary Offering Price**" means the offering price per Ordinary Share in the Primary Share Offering.

"**Repurchase Price**" means the Primary Offering Price *minus* underwriting discounts and commissions per Ordinary Share in the Primary Share Offering (disregarding the greenshoe options).

"**Sale Shares**" means, collectively, the Initial Sale Shares and the Additional Sale Shares.

"**Securities Act**" means the United States Securities Act of 1933, as amended.

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"**Shareholder Bank Account**" means an account(s) that the Shareholder shall designate in writing at least two days prior to the Closing Date.

"**Tax**" or "**Taxes**" or "**Taxation**" means any and all forms of taxation and statutory, governmental, supra-governmental, supranational, state, principal, local government or municipal impositions, duties, fees, contributions, charges, and levies, whenever imposed capital gains tax, deemed dividend tax, buyback tax, inheritance tax, tariffs, imposts and other charges of any kind together with any and all interest, penalties, costs, surcharge, cess, expenses, additions to tax an additional amounts imposed with respect thereto), in each case in the nature or in lieu of any tax, whenever imposed by any Governmental Entity (whether payable directly or by withholding), including income, franchise, windfall or other profits, gross receipts, turnover, transfer pricing, value added, property, escheat or unclaimed property, sales, use, severance, net worth, capital stock, branch profits, customs duties, payroll, employment, social security, workers' compensation, unemployment compensation, gains, wealth, excise, deductions, withholding, ad valorem, service, stamp and other similar taxes, transfer, value-added, premium, minimum and alternative minimum, gains tax and license, customs duty and registration and documentation fees.

"**Tax Deposit Due Date**" means seventh (7th) day of the month immediately following the month in which the Closing occurs.

"**Taxing Authority**" means, with respect to any Tax, any Governmental Entity that is competent to impose, administer, levy or assess such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity, including any governmental or quasi-Governmental Entity or agency that is competent to impose, administer, levy or assess, or is charged with collecting, social security or similar charges or premiums.

"**Threshold Ownership**" means the total number of Ordinary Shares and Class B Shares held by the Shareholder divided by the total number of Ordinary Shares and Class B Shares issued and outstanding.

"**Transaction Taxes**" means any Tax which is payable by the Shareholder under the IT Act on the sale of the Repurchase Shares and includes any such Tax of the Shareholder which is recovered by the Taxing Authority from the Company as a payer or a representative assessee of the Shareholder under the IT Act.

"**Transfer Taxes**" means any Tax including equity transfer, real property transfer or gains taxes, capital gains, documentary, sales, use, registration, value-added, recording, gross receipts, conveyance, excise, license, stamp and other similar taxes, (including interest, penalties and additions thereto) imposed under applicable Law in connection with the transactions contemplated hereby (including any Tax resulting from any change in any applicable Law or any retrospective amendment to any applicable Law, which is levied upon or recoverable from any indemnitees/indemnified parties and/or any of the Shareholder as a payer and/or in its capacity as an agent or a representative assessee (as defined in the IT Act) of Shareholder or otherwise under the Agreement.

"**Withholding Tax Amount**" is the Tax required to be withheld or deducted from the amount paid or payable to the Shareholder as per Repurchase Price (in respect of the Initial Sale Shares or the Additional Sale Shares as applicable) as determined by the Shareholder based on the Capital Gains Certificate.

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ARTICLE II
PURCHASE AND SALE OF THE SALE SHARES

Section 2.1   Repurchase.

(a)   On the terms and subject to the conditions set forth herein, the Shareholder shall sell to the Company, and the Company shall repurchase from the Shareholder, all of the Shareholder's legal and beneficial right, title and interest in and to the Initial Sale Shares at a price per Class B Share equal to the Repurchase Price.

(b)   On the terms and subject to the conditions set forth herein, the Shareholder shall sell to the Company, and the Company shall repurchase from the Shareholder, all of the Shareholder's legal and beneficial right, title and interest in and to the Additional Sale Shares at a price per Class B Share equal to the Repurchase Price.

(c)   The aggregate number of Sale Shares shall not exceed such number as may be required to reduce the Threshold Ownership to 19.99%.

(d)   Promptly following the Closing (as defined below), the Company shall cancel all the Sale Shares repurchased herein. No Sale Shares, whether in the form of Ordinary Shares or Class B Shares, shall be held by the Company as treasury shares.

Section 2.2   Initial Closing. The closing of the repurchase of the Initial Sale Shares (the "**Initial Closing**") shall take place via remote exchange of documents and signatures promptly subsequent to the satisfaction or waiver of the conditions set forth in Section 3 herein (the "**Initial Closing Date**"), which closing shall occur, unless the parties otherwise agree in writing, on July 2, 2025 (assuming the satisfaction or waiver of the conditions set forth in Section 3 herein).

Section 2.3   Additional Closing. In the event that the Threshold Ownership exceeds 19.99% immediately following the Initial Closing, the closing of the repurchase of the Additional Sale Shares (the "**Additional Closing**") shall take place via remote exchange of documents and signatures promptly subsequent to the satisfaction or waiver of the conditions set forth in Section 3 herein (the "**Additional Closing Date**"), which closing shall occur, unless the parties otherwise agree in writing, the fourteenth (14th) day after the Initial Closing Date.

Section 2.4   Closing Deliveries. At each Closing:

(a)   the Shareholder shall deliver or cause to be delivered to the Company an indemnity in respect of the Class B Shares in the form attached hereto as Exhibit B;

(b)   the Escrow Agent shall (and the parties shall take all necessary steps if requested by the Shareholder to ensure that the Escrow Agent will) release from the Escrow Account and pay by wire transfer of immediately available funds to the Shareholder Bank Account in exchange for the applicable Sale Shares, an aggregate amount equal to the number of applicable Sale Shares multiplied by the Repurchase Price, less the applicable Preliminary Holdback Amount;

(c)   the Company shall deliver or cause to be delivered to Computershare Limited (the "**Transfer Agent**") or the Company's registered office provider in Mauritius

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such written instructions as may be required to effect the cancellation of the applicable Sale Shares; and

        (d)   the Company shall deliver the Shareholder an updated Register of Members reflecting the number of Class B Shares held by Ctrip.com International Ltd immediately after the Initial Closing or the Additional Closing (as the case may be).

ARTICLE III
CONDITIONS TO CLOSING

      Section 3.1   Conditions to the Company's Obligation to Close. The obligations of the Company to consummate the Repurchase of the Sale Shares is subject to the fulfilment on or prior to the Closing of each of the following conditions:

        (a)   Representations and Warranties. Each representation and warranty made by the Shareholder in Article IV herein shall be true and correct on and as of the Closing Date as though made as of the Closing Date.

        (b)   Covenants. The Shareholder is not in breach of any covenants set out herein.

        (c)   Convertible Senior Notes Offering and the Primary Share Offering. Each of the Convertible Senior Notes Offering and the Primary Share Offering shall have been completed (provided, that the completion of greenshoe options, if any, shall not be a condition to a Closing).

        (d)   Class B Shares. The Shareholder has obtained a replacement original share certificate representing the Sale Shares in the name of Ctrip.com International Ltd or has procured the Transfer Agent to enter the name of Ctrip.com International Ltd in the Transfer Agent's book entry register as the holder of the Sale Shares.

      Section 3.2   Conditions to the Shareholder's Obligation to Close. The obligations of the Shareholder to consummate the Repurchase of the Sale Shares is subject to the fulfilment on or prior to the Closing of each of the following conditions:

        (a)   Representations and Warranties. Each representation and warranty made by the Company in Article IV herein shall be true and correct on and as of the Closing Date as though made as of the Closing Date.

        (b)   Covenants. The Company is not in breach of any covenants set out herein.

        (c)   Convertible Senior Notes Offering and the Primary Share Offering. Each of the Convertible Senior Notes Offering and the Primary Share Offering shall have been completed (provided, that the completion of greenshoe options, if any, shall not be a condition to a Closing).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

      Section 4.1   Shareholder Representations and Warranties. The Shareholder represents and warrants to the Company as of the date hereof:

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(a)   Due Organization. The Shareholder is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands with all necessary power and authority to execute, deliver and perform this Agreement.

(b)   Authorization. The Shareholder has the requisite power and authority to execute, deliver and perform its obligations under this Agreement, to consummate the transactions contemplated hereby and to comply with the provisions hereof. The execution, delivery and performance of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated thereby and the compliance by the Shareholder with the provisions thereof have been duly authorized by all necessary corporate action on the part of the Shareholder, and no other corporate proceedings on the part of the Shareholder are necessary to execute, deliver and perform this Agreement, to consummate the transactions contemplated thereby and to comply with the provisions thereof. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes valid and binding obligations of the Shareholder, enforceable against the Shareholder in accordance with its terms.

(c)   No Consent. No consent of, or filing or submission with, any Governmental Entity is required to be obtained or made by or with respect to the Shareholder in connection with the execution, delivery and performance of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated thereby or the compliance by the Shareholder with the provisions thereof, other than (i) under any applicable international, federal or state securities or "blue sky" Laws, (ii) compliance with and filings under the Exchange Act, (iii) any required notifications to the Financial Services Commission of Mauritius, and Registrar of Companies of Mauritius, or (iv) compliance with and filings under applicable tax laws in India.

(d)   Ownership of Sale Shares. The Shareholder has good and marketable title in and to all of the Sale Shares, free and clear of all liens, pledges, security interests or charges of any kind.

(e)   No Conflict. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a breach by the Shareholder of, or constitute a default by the Shareholder under, any decree, judgment or order to which the Shareholder is a party or by which the Shareholder may be bound.

(f)   Experience and Evaluation. By reason of the Shareholder's business or financial experience or the business or financial experience of the Shareholder's professional advisers, the Shareholder has the capacity to protect the Shareholder's own interests in connection with the sale of the Sale Shares to the Company. The Shareholder is capable of evaluating the risks and benefits of the sale hereunder of the Sale Shares.

(g)   Access to Information. The Shareholder has received all of the information that the Shareholder considers necessary or appropriate for deciding whether to sell the Sale Shares hereunder and perform the other transactions contemplated hereby.

(h)   Shareholder Tax Warranties. The warranties as outlined in Exhibit D are true and correct.

Section 4.2   Company Representations and Warranties. The Company hereby represents and warrants to the Shareholder as of the date hereof:

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(a)   Due Organization. The Company is a company duly incorporated, validly existing and in good standing under the laws of Mauritius with all necessary power and authority to execute, deliver and perform this Agreement.

(b)   Authorization. The Company has the requisite power and authority to execute, deliver and perform its obligations under this Agreement, to consummate the transactions contemplated hereby and to comply with the provisions hereof. The execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated thereby and the compliance by the Company with the provisions thereof have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to execute, deliver and perform this Agreement, to consummate the transactions contemplated thereby and to comply with the provisions thereof. Assuming due authorization, execution and delivery by the Shareholder, this Agreement constitutes valid and binding obligations of the Company, enforceable against the Company in accordance with its terms.

(c)   No Consent. No consent of, or filing or submission with, any Governmental Entity is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated thereby or the compliance by the Company with the provisions thereof, other than (i) under any applicable international, federal or state securities or "blue sky" Laws, (ii) compliance with and filings under the Exchange Act, (iii) any required notifications to the Financial Services Commission of Mauritius, or (iv) compliance with and filings under applicable tax laws in India.

(d)   No Conflict. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a breach by the Company of, or constitute a default by the Company under, any decree, judgment or order to which the Company is a party or by which the Company may be bound, the Company's constitution or the Terms of Issue of Class B Shares.

(e)   Disclosure; Accuracy of Information. The Company has responded accurately and in good faith to all questions asked of it by or on behalf of the Shareholder in connection with the transactions contemplated by this Agreement.

ARTICLE V
COVENANTS

Section 5.1   Transfer Taxes. All Transfer Taxes and Transaction Taxes shall be borne by the Shareholder. The Company and the Shareholder shall use reasonable best efforts to obtain any available reduction of or exemption from any Transfer Taxes and Transaction Taxes and shall cooperate with each other in good faith in providing any information that may be necessary to obtain such reduction or exemption. The Company and the Shareholder shall cooperate in timely making all tax returns, reports and forms as may be required in connection with the payment or assessment of Transfer Taxes and Transaction Taxes. The Company and the Shareholder, as appropriate, shall execute and deliver all instruments and certificates necessary to enable the other party to comply with any filing requirements relating to any such Transfer Taxes and Transaction Taxes. Without limiting the generality of the foregoing, the Company shall timely provide the Shareholder with all information, documents and cooperation required by the Shareholder for purposes of procuring and preparing the Capital Gains Certificate (including any valuation exercise or reports connected

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therewith) and for purposes of enabling the Shareholder to timely meet its obligations under Section 5.3.

Section 5.2   <u>Post-Closing Indian Withholding Tax-related Filings</u>. The Shareholder shall provide the Company and any Indian Investee with such cooperation and assistance, including providing information and documents, as may be reasonably requested by the Company in connection with the Repurchase, for any Indian Investee to comply with Section 285A of the IT Act and the Rule 114DB of the (Indian) Income Tax Rules, 1962. Further, Shareholder shall (a) remain a non-resident of India for the entire Indian financial year in which the Initial Closing occurs, (b) file any applicable Tax returns in India reporting the transaction of the Repurchase of Sale Shares within the timelines as per the IT Act and shall not report capital gains higher than the amount of capital gains determined under the Capital Gains Statement in such Tax return, and (c) shall upon request confirm to the Company that it has filed its tax return by way of an email addressed to the Company.

Section 5.3   <u>Withholding Tax</u>. The Company shall deposit the Withholding Tax Amount with the Indian tax authorities on or before the due date specified under the IT Act. The Company shall file its withholding tax return and undertake all withholding tax compliances in connection with the deduction of the Withholding Tax Amount on or before the Tax Deposit Due Date. At least three (3) Business Days before the Tax Deposit Due Date, the Shareholder shall deliver to the Company all documentation and information set out under Exhibit C ("**Withholding Tax Documentation**") with respect withholding or deduction of Taxes from the Repurchase Price payable to the Shareholder in connection with the transaction contemplated in this Agreement. Upon delivery of the Capital Gains Certificate by the Company to the Escrow Agent, the Escrow Agent shall release from the Escrow Account and (i) pay the Withholding Tax Amount by wire transfer of immediately available funds to the Company's Bank Account, and (ii) pay the balance remaining amount from the Preliminary Holdback Amount after payment of the Withholding Tax Amount as described in (i) of this clause by wire transfer of immediately available funds to the Shareholder Bank Account.

Section 5.4   <u>No Issuance of Class B Shares</u>. The Company shall not issue Class B Shares without the Shareholder's prior written consent for so long as the Shareholder is a shareholder of the Company.

Section 5.5   <u>Registration Rights Agreement</u>. The Shareholder hereby irrevocably and unconditionally waives its piggyback rights set forth in Section 2.02 of the registration rights agreement entered into among the Company, the Shareholder and the parties thereto dated October 18, 2016 in connection with the registration statement on Form F-3 to be filed by the Company in connection with the Primary Share Offering.

Section 5.6   <u>Concurrent Offerings</u>. The Company shall ensure that the closing of the Convertible Senior Notes Offering and the closing of the Primary Share Offering will be conditional on and concurrent with each other.

Section 5.7   <u>Escrow Arrangements</u>. The Company shall ensure that the Initial Net Proceeds and the Additional Net Proceeds (if any) will immediately and directly be deposited into the Escrow Account.

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ARTICLE VI
TAX INDEMNITY

Section 6.1   Indemnification. Subject to Section 6.2, upon the Initial Closing, the Shareholder agrees to indemnify, defend and hold harmless the Company and its directors and officers from and against any and all Losses arising in respect of any Transaction Tax under this Agreement.

Section 6.2   Limitation. The indemnification obligation in Section 6.1 shall automatically terminate on the sixth (6th) anniversary of the last day of the Indian financial year in which the Initial Closing occurs ("**Threshold Date**"), except for claims or Losses which arose prior to the Threshold Date. The Shareholder's aggregate indemnification liability shall in no circumstances exceed 30% of the aggregate Repurchase Price for the Initial Closing and the Additional Closing. This Article VI is the sole and exclusive remedy available to the Company in relation to any Transaction Tax and the Shareholder's breach of the warranties set forth in Exhibit D.

ARTICLE VII
AMENDMENT, EFFECTIVENESS AND TERMINATION

Section 7.1   Amendment and Waiver. Any term of this Agreement may be amended only with a written instrument signed by the Shareholder and the Company. A waiver shall be valid if set forth in a written instrument signed by the party to be bound thereby. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 7.2   Effectiveness. This Agreement shall not take effect upon execution hereof but shall only take effect upon the public filing by the Company of a registration statement on Form F-3 and a preliminary prospectus supplement with the Securities and Exchange Commission for the Primary Share Offering.

Section 7.3   Termination. If this Agreement takes effect in accordance with Section 7.2, this Agreement shall terminate and be of no further force and effect upon written notice by one party to the other party in the event that the closing of the Convertible Senior Notes Offering and the Primary Share Offering does not occur on or prior to September 30, 2025.

ARTICLE VIII
MISCELLANEOUS

Section 8.1   Assignment. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder may be assigned, in whole or in part, by any of the parties (including by operation of Law or otherwise) without the prior written consent of the other party.

Section 8.2   No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties and their respective successors and permitted assigns and nothing herein express or implied shall give or be construed to give to any person, other than the parties and such successors and permitted assigns, any legal or equitable rights, remedies, obligations or benefits hereunder.

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Section 8.3   Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received (i) on the date of delivery if delivered in person, (ii) on the date of transmission by facsimile, email or other form of electronic delivery (provided that confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or (iii) three (3) Business Days after deposit with an internationally recognized express courier service to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.3):

If to the Company, to:

MakeMyTrip Limited
C/o IQ EQ Corporate Services (Mauritius) Limited,
33, Edith Cavell Street 11324,
Port-Louis Mauritius
Attention: Group Chief Financial Officer
Email: groupcfo@go-mmt.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
9 Raffles Place #42-02
Republic Plaza
Singapore 048619
Attention: Rajiv Gupta
Facsimile: +65 6536 1171
Email: rajiv.gupta@lw.com

If to the Shareholder, to:

Trip.com Group Limited
30 Raffles Place, #29-01
Singapore 048622
Attention: Shiwei Zhou
Email: zhousw@trip.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central, Hong Kong
Attention: Haiping Li, Esq.
Facsimile: +852 3910 4835
Email: haiping.li@skadden.com

Section 8.4   Governing Law. This Agreement, the rights and obligations of the parties hereto, and all claims or disputes relating hereto, shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to the conflicts of law rules thereunder.

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Section 8.5   Dispute Resolution. If there is any dispute, controversy, claim or difference of any kind whatsoever arising out of, relating to or in connection with this Agreement, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision) (the "**Dispute**"), any party may in its sole discretion elect to submit the Dispute to be finally settled by arbitration with notice to the other party. The arbitration shall be conducted in Singapore and shall be administered by the Singapore International Arbitration Centre ("**SIAC**") in accordance with the SIAC Arbitration Rules in force at the time of the commencement of the arbitration. The arbitration tribunal shall consist of three arbitrators. The language of the arbitration shall be English, and the seat of the arbitration shall be Singapore. The decision of the arbitrators (by rule of majority) shall be final and binding on the parties.

Section 8.6   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.7   Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 8.8   Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 8.9   Interpretation. The descriptive headings in this Agreement are inserted for convenience only and do not constitute a part of this Agreement. Each reference to "underwriting discounts and commissions" refers to underwriting discounts and commissions actually paid or borne by the Company and does not include any discretionary discount and commission not actually paid or borne by the Company.

Section 8.10   Costs and Expenses. Except as expressly set forth in this Agreement, each party will bear its own costs and expenses in connection with the preparation and negotiation of this Agreement and the consummation of the transaction contemplated hereby; provided, that fees charged by any transfer agent (including the Transfer Agent) or similar intermediaries to obtain a replacement original share certificate representing the Sale Shares in the name of Ctrip.com International Ltd (or to enter the name of Ctrip.com International Ltd in the Transfer Agent's book entry register as the holder of the Sale Shares) and to effect the transfer of the Sale Shares in a Closing shall be borne by the Shareholder.

Section 8.11   Confidentiality. The existence of this Agreement, and all matters contained herein, are confidential and shall not be disclosed externally unless required by applicable Law.

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Section 8.12   <u>Specific Enforcement</u>. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.13   <u>Further Assurances</u>. From time to time following the date hereof, the parties hereto shall execute and deliver such other instruments of assignment, transfer and delivery and shall take such other actions as any other party hereto reasonably may request in order to consummate, complete and carry out the transactions contemplated by this Agreement.

Section 8.14   <u>Survival</u>. All covenants and agreements in <u>Article V</u> shall survive the consummation of the transactions contemplated by this Agreement.

<p align="center">[Signature page follows]</p>

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IN WITNESS WHEREOF, the parties hereto have executed this Share Repurchase Agreement on the date first above written.

COMPANY:

MakeMyTrip Limited

By: _____
Name: Mohit Kabra
Title: Group Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto have executed this Share Repurchase Agreement on the date first above written.

SHAREHOLDER:

Trip.com Group Limited

By: _____
      Name:
      Title:

EXHIBIT A

[RESERVED]

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EXHIBIT B

INDEMNITY FOR LOST SHARE CERTIFICATE

***

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EXHIBIT C

Withholding Tax Documentation

1. A copy of the Permanent Account Number of the Shareholder issued by the Taxing Authority of India, in accordance with the provisions of the IT Act.

2. Capital Gains Certificate.

3. Any information reasonably requested by the Company from the Shareholder for filing Form 15CB under Rule 37BB of the (Indian) Income Tax Rules, 1962.

4. A copy of the valuation reports procured by the Shareholder from a Big Four Accounting Firm in relation to the Capital Gains Certificate.

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Exhibit D
Shareholder Tax warranties

1. The Shareholder is a non-resident of India, in accordance with Section 6 of the IT Act, for the entire Financial Year in which the Completion takes place.

2. The entire investment by the Shareholder in Sale Shares has been continuously held as a "capital asset" and has been classified in its annual accounts under the heading "non-current assets" in accordance with applicable accounting standards and such shares or securities are not held as "stock in trade".

3. The Shareholder does not have a permanent establishment in India.

4. All documents, information and representations provided by the Shareholder for the purpose of preparing the Withholding Tax Documentation are true, accurate, complete and not misleading and have been made in accordance with applicable Law.

5. There are no Tax proceedings or Tax notices/claim/communication, pending tax demands or other dues payable under the IT Act against the Shareholder and/ or no such proceedings or notices/ intimation, tax demands are, to the Shareholder's knowledge and belief, threatened, in writing.

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